EXHIBIT 12(b)

WELLS FARGO & COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED DIVIDENDS

	Year ended December 31,

(in millions)	2012	2011	2010	2009	2008

Earnings including interest on deposits (1):
Income before income tax expense	$28,471	23,656	19,001	17,998	3,300
Less: Net income from noncontrolling interests	471	342	301	392	43

Income before income tax expense and after noncontrolling interests	28,000	23,314	18,700	17,606	3,257
Fixed charges	5,511	7,013	8,463	10,455	9,991

	$33,511	30,327	27,163	28,061	13,248

Preferred dividend requirement	$898	844	730	4,285	286
Tax factor (based on effective tax rate)	1.48	1.47	1.51	1.43	1.23

Preferred dividends (2)	$1,331	1,240	1,104	6,128	351

Fixed charges (1):
Interest expense	5,161	6,649	8,039	9,950	9,755
Estimated interest component of net rental expense	350	364	424	505	236

	5,511	7,013	8,463	10,455	9,991

Fixed charges and preferred dividends	$6,842	8,253	9,567	16,583	10,342

Ratio of earnings to fixed charges and preferred dividends (3)	4.90	3.67	2.84	1.69	1.28

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$28,000	23,314	18,700	17,606	3,257
Fixed charges	3,784	4,738	5,631	6,681	5,470

	$31,784	28,052	24,331	24,287	8,727

Preferred dividends (2)	$1,331	1,240	1,104	6,128	351

Fixed charges:
Interest expense	5,161	6,649	8,039	9,950	9,755
Less: Interest on deposits	1,727	2,275	2,832	3,774	4,521
Estimated interest component of net rental expense	350	364	424	505	236

	3,784	4,738	5,631	6,681	5,470

Fixed charges and preferred dividends	$5,115	5,978	6,735	12,809	5,821

Ratio of earnings to fixed charges and preferred dividends (3)	6.21	4.69	3.61	1.90	1.50

(1)	As defined in Item 503(d) of Regulation S-K.
(2)	The preferred dividends, including accretion, were increased to amounts representing the pre-tax earnings that would be required to cover such dividend and accretion requirements.
(3)	These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.